Filed by Office Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: July 21, 2023

On July 21, 2023, Office Properties Income Trust posted the following materials to its website at www.opireit.com.



OPI & DHC: A Compelling Combination Expected to Deliver Significant Value for OPI Shareholders

On April 11, 2023, Office Properties Income Trust Trust announced that it entered into a definitive merger agreement to combine with Diversified Healthcare Trust and create a diversified REIT with a quality portfolio, creditworthy tenant base, an attractive and sustainable dividend and strong growth potential. Under the terms of the agreement, DHC shareholders will receive 0.147 shares of OPI for each common share of DHC based on a fixed exchange ratio, which represents a 20% premium.[1]

The Special Committee of the OPI Board, with support from its financial and legal advisors, considered a wide range of alternatives to enhance shareholder value and unanimously determined that the pending merger is the best opportunity to address the challenges confronting OPI.

The merger with DHC will greatly benefit OPI both strategically and financially. The merger provides OPI access to stabilized cash flows from DHC's medical office and life science portfolio and NOI growth potential from its senior housing portfolio. OPI also expects to benefit from access to additional capital sources, including from low-cost government-sponsored sources, such as Fannie Mae and Freddie Mac. In addition, the distribution reset will provide OPI with increased financial flexibility, and the merger is expected to be accretive to OPI's normalized funds from operations and cash available for distribution beginning in the second half of 2024.

The OPI Special Committee and Board unanimously recommend shareholders vote "FOR" the pending merger with DHC on the proxy card provided by OPI in advance of the Special Meeting of Shareholders on August 30, 2023. To learn more about how to vote, click here.

[1]Average closing price of DHC common shares for the 30 trading days ended on April 10, 2023 (the day prior to announcement of the merger).

PRESS RELEASES

July 5, 2023
Office Properties Income Trust Further Implements its Financing Strategy for its Merger with Diversified Healthcare Trust with the Closing of $77.4 Million of Mortgage Loans

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May 26, 2023
Office Properties Income Trust Commences the Implementation of its Financing Strategy for its Merger with Diversified Healthcare Trust with the Closing of a $30.7 Million Mortgage Loan

Download PDF

April 11, 2023
Diversified Healthcare Trust and Office Properties Income Trust Announce Agreement to Merge in All-Share Transaction

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EVENTS & PRESENTATIONS

Presentations

April 10, 2023

OPI and DHC Merger Presentation

VOTING INFO

Your Vote Is Important, No Matter How Many Shares You Own – Vote Now

The OPI Board urges OPI shareholders to vote TODAY "FOR" the proposals related to the DHC merger by following the instructions on the proxy card provided by OPI to vote by internet, phone or by signing, dating and returning the proxy card provided by OPI.

Shareholders have until August 29, 2023 at 11:59 pm ET to submit your vote

VOTE ONLINE:

Follow the instructions on the proxy card provided by OPI to go to www.proxyvote.com. Have your proxy card provided by OPI or voting instruction form in hand and follow the instructions to submit your voting instructions.

VOTE BY PHONE:

Follow the instructions on the proxy card provided by OPI to call 1-800-690- 6903. Have your proxy card provided by OPI or voting instruction form in hand and follow the instructions to submit your voting instructions.

VOTE BY MAIL:

Mark, sign and date the proxy card provided by OPI or voting instruction form and return it in the postage-paid envelope provided.

If you have any questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

Mackenzie Partners Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Toll-Free: (800) 322-2885
Email:proxy@mackenziepartners.com

CONTACTS

Investor Contact:
Kevin Barry, Director, Investor Relations
(617) 219-1410

Glen Linde, Mackenzie Partners Inc.
(212) 378-7073

Media Contact:
Andrew Siegel / Mike Reilly
Joele Frank
212-355-4449

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

The information appearing on Office Properties Income Trust's ("OPI") website contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever OPI uses words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "will", "may" and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon OPI's present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by OPI's forward-looking statements as a result of various factors. For example: (a) OPI and Diversified Healthcare Trust ("DHC") have entered into a definitive merger agreement and the proposed merger is expected to close in the third quarter of 2023. However, the closing of the proposed merger is subject to the satisfaction or waiver of closing conditions, including OPI shareholder approval and the financing or any consents or approvals required or contemplated in connection with the proposed merger, some of which are beyond OPI's control, and OPI cannot be sure that any or all of these conditions will be satisfied or waived. Accordingly, the proposed merger may not close on the contemplated terms or at all or it may be delayed; (b) OPI may not be able to recast its existing revolving credit facility on favorable terms as expected in connection with the merger; (c) OPI shareholders are expected to benefit from an annual dividend of $1.00 per share of the combined company. However, the Board of Trustees of the combined company will consider many factors when setting distribution rates, and thus future distribution rates may be increased or decreased and OPI cannot be sure as to the rate at which future distributions will be paid; (d) the transactions contemplated by the merger agreement and the terms thereof were evaluated, negotiated and recommended to OPI's Board of Trustees by a special committee of OPI's Board of Trustees, comprised solely of OPI's disinterested, Independent Trustees, and were separately approved by OPI's Independent Trustees and by OPI's Board of Trustees. Despite this process, OPI could be subject to claims challenging the proposed merger or other transactions or OPI's entry into the merger and related agreements because of the multiple relationships among OPI, DHC and The RMR Group LLC ("RMR") and their related persons and entities or other reasons, and defending even meritless claims could be expensive and distracting to management; and (e) OPI's website contains statements regarding the expectations for proposed merger and the combined company which may imply that the combined company will achieve its expected strategic and financial goals and the shareholders will benefit from the growth potential of the combined company. However, the combined company will be subject to various risks, including: the risk that the combined businesses will not be integrated successfully or that the integration will be more costly or more time-consuming and complex than anticipated; the risk that cost savings and synergies anticipated to be realized by the merger may not be fully realized or may take longer to realize than expected; risks associated with the impact, timing or terms of the merger; the

occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed merger; the risk of shareholder litigation in connection with the merger, including resulting expense or delay; risks related to future opportunities, plans and strategy for the combined company, including the uncertainty of expected future financial performance, expected access to cash flows and capital, timing of accretion, distribution rates and results of the combined company following completion of the proposed merger and the challenges facing the industries in which each company currently operates and the combined company will, following the closing of the transaction, operate; risks related to the market value of the OPI common shares of beneficial interest to be issued in the proposed merger; the expected qualification of the proposed merger as a tax-free "reorganization" for U.S. federal income tax purposes; the risk that the financing or any consents or approvals required or contemplated in connection with the proposed merger will not be received or obtained within the expected timeframe, on the expected terms or at all; the risk that the combined company will not be in compliance with its debt covenants; risks associated with expected financing transactions undertaken in connection with the proposed merger and risks associated with indebtedness incurred in connection with the proposed merger, including the potential inability to access, or reduced access to, the capital markets or other capital resources or increased cost of borrowings, including as a result of a credit rating downgrade; risks associated with the level of capital expenditures of each company and the combined company following the proposed merger, including possible changes in the amount or timing of capital expenditures; and risks associated with the impact of general economic, political and market factors on the combined company. As a result, the combined company may not achieve the long-term growth and value creation for shareholder as expected. These risks, as well as other risks associated with the proposed transaction between OPI and DHC, are more fully discussed under "Risk Factors" in the definitive proxy statement filed by OPI with the SEC on July 21, 2023.

The information contained in OPI's periodic reports filed with the Securities and Exchange Commission (the "SEC"), including under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," or incorporated therein, also identifies important factors that could cause OPI's actual results to differ materially from those stated in or implied by OPI's forward-looking statements. OPI's filings with the SEC are available on the SEC's website at www.sec.gov and are also accessible on OPI's website at the following link: SEC Filings.

You should not place undue reliance upon any forward-looking statements. Except as required by law, OPI does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

The documents provided in this section are provided for historical purposes only. The information contained in each document is accurate only as of the date each document was originally issued or such earlier date stated in those documents. OPI does not undertake any obligation to update any information contained in these documents. For current information about OPI, please refer to OPI's most recent public SEC Filings.

IMPORTANT ADDITIONAL INFORMATION ABOUT THE MERGER

The information appearing on OPI's website may be deemed to be solicitation material in respect of the proposed merger between OPI and DHC. In connection with the proposed merger, DHC filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of OPI and DHC. On July 21, 2023, the registration statement was declared effective by the SEC and OPI and DHC each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving OPI and DHC will be submitted to OPI's and DHC's shareholders for their consideration at special meetings of shareholders to be held on August 30, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OPI, DHC AND THE MERGER. Investors are also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC's website (www.sec.gov). Additional copies of documents filed by OPI with the SEC may be obtained for free on OPI's Investor Relations website at www.opireit.com/investors or by contacting the OPI Investor Relations department at 1-617-219-1410. In addition to the registration statement and the joint proxy statement/prospectus, OPI files annual, quarterly and current reports and other information with the SEC. OPI's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

NO OFFER OR SOLICITATION

The information appearing on OPI's 's website is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

OPI and certain of its trustees and executive officers, DHC and certain of its trustees and executive officers, and RMR, the manager of OPI and DHC, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from OPI'S and DHC's shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by OPI and/or DHC. Information about OPI's trustees and executive officers is also included in the proxy statement for OPI's 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Information about DHC's trustees and executive officers is included in the proxy statement for DHC's 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Copies of the foregoing documents may be obtained as provided above.